July 23, 2021

Mr. Ryan Pape
Chairman of the Board of Directors
XPEL, Inc.
618 W. Sunset Road
San Antonio, Texas 78216

Dear Ryan:

It has been the honor of a lifetime to serve on the board of Xpel.

I hereby tender my resignation from the XPEL, Inc. ("Company") Board of Directors effective July 23, 2021. I have made this decision for personal reasons and I do not have any disagreements with management on any matter relating to the Company's operations, policies or practices.

Sincerely,

John Constantine